Exhibit 1

MEDICAL LTD.	Industrial Zone Yokneam Illit, 20692. P.O.B. 550, Israel Tel: (972) 4 9097424 Fax: (972) 4 9097417

PRESS RELEASE

FDA Approves Syneron Aurora and its Derivative Systems for
Permanent Hair Reduction for All Skin Types

Yokneam, Israel, and Toronto, Canada, October 25, 2004 – Syneron Medical Ltd., and its North American subsidiary Syneron Inc., today announced that the US Food & Drug Administration (FDA) has granted 510K marketing clearance to Syneron’s Aurora™ and its derivative systems for “removal of unwanted hair from skin types I-VI, and to effect stable long-term, or permanent, hair reduction”. This new clearance expands on the previous clearance for hair reduction granted in July 2002, reflecting the excellent long-term results documented in more than 24 months of clinical studies.

Aurora and its derivative systems, Galaxy™ and Pitanga™, are based on the same platform, utilizing the same form of Syneron’s proprietary ELOS™ (Electro-Optical Synergy) technology. The three systems combine electrical energy (Bi-Polar Radio Frequency) and optical energy (light) to enable highly efficient, safe, long-lasting treatment of unwanted hair from all skin types and all parts of the body.

“Once again Syneron is demonstrating to the aesthetic industry that its products are safe, predictable and extremely efficacious,” said Domenic Serafino, President of Syneron Medical Inc. “With more than two years of clinical success, the benefits of Syneron’s technology and approach are now well-proven over the long-term.”

Added Moshe Mizrahy, CEO of Syneron Medical: “This latest, broad approval from the FDA further strengthens Syneron’s position in the market as a leading provider of aesthetic medical treatment solutions. We will hold our leadership position by continuing to offer the most complete range of solutions for all non-invasive medical aesthetic indications.”

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron systems get FDA OK for permanent hair reduction – October 25, 2004

For more information, please contact Domenic Serafino, President, Syneron Inc., at Tel. (866) 259-6661 ext. 247, email: doms@syneron.com, or Moshe Mizrahy, CEO of Syneron Medical, at Tel. +972 4 909-6200, email: moshem@syneron-med.com.

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron Inc.
100 West Beaver Creek Rd. Unit 6
Richmond Hill, Ontario, Canada
L4B 1H2
Tel: (1) 905-886-9235
Fax: (1) 905-886-7046
Toll Free: 1-866-259-6661
info@syneron.com

Syneron, the Syneron logo, Aurora, the Aurora logo, Pitanga, the Pitanga logo, Galaxy, the Galaxy logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.